Rec'd 3/13/02 SB



02007821

D EXCHANGE COMMISSION
GTON, D.C. 20549

4/4/02

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO.
8-~~01-50323~~ 47873

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AssetMark Capital Corporation

RECD S.E.C.
MAR 13 2002
605

Official Use Only
37583
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

2300 Contra Costa Blvd., Suite 425
(No. and Street)

Pleasant Hill (City) CA (State) 94523-3967 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald D. Cordes (925) 521-1040
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

333 Market St. San Francisco CA 94105
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 09 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Ronald D. Cordes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of AssetMark Capital Corporation as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Name Ronald D. Cordes
Title President

Notary Public

CURTIS JAMES HOCOM
COMM. #1240687
Notary Public-California
CONTRA COSTA COUNTY
My Comm. Exp. Nov. 4, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Operations
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholder's Equity
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
X	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X	(o)	Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)


PRICEWATERHOUSECOOPERS

AssetMark Capital Corporation

Financial Statements and Supplementary Information

Year ended December 31, 2001

AssetMark Capital Corporation
Table of Contents



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

Report of Independent Accountants

To the Board of Directors of
AssetMark Capital Corporation

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of AssetMark Capital Corporation (the "Company") at December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2002

AssetMark Capital Corporation
Statement of Financial Condition
December 31, 2001

Assets	
Current assets:	
Cash and cash equivalents	$ 56,478
Accounts receivable	7,444
Prepaid expenses	16,216
Total current assets	80,138
Office equipment, at cost less accumulated depreciation of $24,942	3,023
Total assets	$ 83,161
Liabilities and Stockholders' Equity	
Current liabilities:	
Accrued liabilities	$ 41,004
Income taxes payable	200
Total liabilities	41,204
Stockholders' equity:	
Common stock, no par value; 200,000 shares authorized, 161,940 shares issued and outstanding	-
Capital in excess of par value	91,250
Accumulated deficit	(49,293)
Total stockholders' equity	41,957
Total liabilities and stockholders' equity	$ 83,161

The accompanying notes are an integral part of these financial statements.

AssetMark Capital Corporation
Statement of Operations
Year ended December 31, 2001

Revenue	
Commissions	$ 259
Distribution fees	31,800
Marketing fees	43,617
Interest	291
Total revenue	75,967
Expenses	
Operating expenses	1,959
Salaries and benefits	31,935
NASD and state registration fees	25,304
Professional services	7,615
Taxes and licenses	2,718
Depreciation and amortization	5,595
Total expenses	75,126
Net income before taxes	841
Provision for taxes on income	(347)
Net income	$ 494

The accompanying notes are an integral part of these financial statements.

AssetMark Capital Corporation
Statement of Cash Flows
Year ended December 31, 2001

Cash flows from operating activities	
Net income	$ 494
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	5,595
Decrease in accounts receivable	3,742
Increase in prepaid expenses	(1,361)
Increase in accrued liabilities	34,204
Net cash provided by operating activities	42,674
Cash flows from financing activities	
Sale of capital stock	1,250
Net increase in cash	43,924
Cash and cash equivalents, beginning of year	12,554
Cash and cash equivalents, end of year	$ 56,478
Supplemental disclosures of cash flow information	
Cash paid during the year for:	
Income taxes	$ 147

The accompanying notes are an integral part of these financial statements.

AssetMark Capital Corporation
Statement of Changes in Stockholders' Equity
Year ended December 31, 2001

	Common Stock	Capital in Excess of Par Value	Accumulated Deficit	Total Stockholders' Equity
Balances, December 31, 2000	146,552	$ 90,000	$ (49,787)	$ 40,213
Additional common stock issued	15,388	1,250	-	1,250
Net income	-	-	494	494
Balances, December 31, 2001	161,940	$ 91,250	$ (49,293)	$ 41,957

The accompanying notes are an integral part of these financial statements.

1. Nature of Business

AssetMark Capital Corporation (the "Company"), is a California corporation formed on October 3, 1994. The Company received regulatory approval to sell securities in all states on March 6, 1995. The Company is registered with the National Association of Securities Dealers ("NASD"), as a broker-dealer in the sale of securities. The Company is exempt from Securities Exchange Commission Rule 15c3-3 because it does not handle securities or carry customer accounts. On January 8, 2001, the Company changed its name from ACG Capital Corporation to AssetMark Capital Corporation

On December 13, 2001, the Company authorized the issuance of 15,388 additional shares of common stock. These shares were purchased by Putnam Lovell Equity Partners, L.P. ("Putnam Lovell") on December 19, 2001 for the purchase price of $1,250. This transaction provides Putnam Lovell with a 47.5% ownership interest in AssetMark Capital Corporation. The remaining 52.5% interest continues to be owned by four individuals.

Revenue in the accompanying statement of operations consist principally of fees from the sale of shares related to one real estate mutual fund. The Company has terminated its involvement in selling shares of the fund and will continue to receive residual distribution and marketing fees associated with previous sales of mutual fund shares.

2. Significant Accounting Policies

Use of estimates

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from these estimates.

Cash and cash equivalents

For purposes of the accompanying statement of cash flows, cash and cash equivalents consists of cash on deposit with a commercial bank and in a money market account held by a financial institution.

Depreciation

Depreciation of office equipment is computed on a straight-line basis over a useful life of five years.

Income taxes

The Company has adopted the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method

also requires the recognition of future tax benefits such as net operating loss carryforwards, to the extent that realization of such benefits is more likely that not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Estimated fair value of financial instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the aggregate net fair value of financial instruments recognized on the statement of financial condition (including receivables, payables and accrued expenses) approximates their carrying value.

3. Transactions with Affiliates

The Company is affiliated with AssetMark Investment Services, Inc. as a result of common ownership. The Company occupies office space and pays AssetMark Investment Services, Inc. for certain administrative services. As a result of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

4. Taxes on Income

During the year ended December 31, 2001, the Company's provision for taxes was $347, which included $200 for the current year and $147 related to prior year tax positions taken by the Company.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater. At December 31, 2001, the Company had net capital of $15,118, which was $10,118 in excess of its required minimum net capital. The Company's ratio of aggregate indebtedness to net capital was 2.73 to 1 at December 31, 2001.

Supplemental Information

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

AssetMark Capital Corporation
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

Net capital	
Total stockholders' equity from Statement of Financial Condition	$ 41,957
Deductions and/or charges:	
Security haircut	(156)
Prepaid expenses	(16,216)
Accounts receivable	(7,444)
Office equipment, net	(3,023)
Net capital	$ 15,118
Total aggregate indebtedness	
Total liabilities	$ 41,204
Computation of basic net capital requirement	
Minimum net capital required - (6-2/3% of total aggregate indebtedness)	$ 2,747
Minimum dollar net capital requirement of reporting broker	$ 5,000
Excess net capital	$ 10,118
Ratio of aggregate indebtedness to net capital	2.73 to 1

AssetMark Capital Corporation

Computation for Determination of Reserve Requirement and Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
Year ended December 31, 2001

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).



PricewaterhouseCoopers LLP
333 Market Street
San Francisco CA 94105
Telephone (415) 498 5000
Facsimile (415) 498 7100

**Report of Independent Auditors on
Internal Accounting Control Required by SEC Rule 17a-5**

To the Board of Directors of
AssetMark Capital Corporation

In planning and performing our audit of the financial statements and supplemental schedules of AssetMark Capital Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 21, 2002